03010654

NO ACT
PE 2-14-03
132-02417

February 20, 2003

Act 33
Section 2(a)(1)
Rule
Public Availability 2-20-03

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Millers Mutual Insurance Association
Incoming Letter dated February 14, 2003

Based on the facts presented, but without necessarily agreeing with your analysis, the Division will not recommend enforcement action to the Commission if, in reliance on your opinion of counsel that membership interests in Affiliated Mutual Holding Company are not securities within the meaning of the Securities Act of 1933 or the Securities Exchange Act of 1934, Millers Mutual Insurance Association causes its current and future policyholders to become members of Affiliated Mutual Holding Company after the Reorganization without registration under either statute.

PROCESSED
FEB 27 2003
THOMSON
FINANCIAL

In reaching this position, we particularly note that:

- The Reorganization will be effected under Illinois law permitting the formation of mutual insurance holding companies by mutual insurance companies;
- Membership rights in Affiliated Mutual Holding Company will be substantially the same as membership rights in Millers Mutual Insurance Association;
- With the Reorganization, Millers Mutual Insurance Association's policyholders will automatically become members of Affiliated Mutual Holding Company;
- The Reorganization has been approved by the Director of the Illinois Department of Insurance after notice to policyholders and a public hearing where policyholders were entitled to appear;
- The Director of the Illinois Department of Insurance approved the Reorganization only after finding that it was fair and equitable to Millers Mutual Insurance Association's policyholders;
- Affiliated Mutual Holding Company will be subject to regulation by the Director of the Illinois Department of Insurance at a level equivalent to that applicable to Millers Mutual Insurance Association before the Reorganization; and
- Affiliated Mutual Holding Company will not be permitted to pay dividends or to make other distributions or payments of income or profits to its members, other than upon dissolution or liquidation, except as directed or approved by the Director of the Illinois Department of Insurance.

This position is based on the representations made to the Division in your letter. Different facts or conditions might require a different result. This letter expresses the Division's position on enforcement action only and does not express a legal conclusion on the question presented.

Sincerely,

Robert Plesnarski

Robert Plesnarski
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2003

J. Brett Pritchard
Lord Bissell & Brook
115 S LaSalle Street
Chicago, Illinois 60603-3901

Re: Millers Mutual Insurance Association

Dear Mr. Pritchard:

In regard to your letter of February 14, 2003, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

LORD BISSELL BROOK
ATTORNEYS AT LAW
115 S. LASALLE STREET | CHICAGO, ILLINOIS 60603-3901
312.443.0700 | 312.443.0336 FAX | WWW.LORDBISSELL.COM

1933 Act: §§2(a)(1); 3(a)(8)
1934 Act: §12(g)

February 14, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Millers Mutual Insurance Association

Dear Sir/Madam:

We are counsel to Millers Mutual Insurance Association, a mutual insurance company incorporated under the laws of Illinois (the "Company"), and a mutual insurance holding company to be organized under the laws of Illinois to be named Affiliated Mutual Holding Company (the "MHC"), in connection with the Company's proposed reorganization from a mutual insurance company to a stock insurance company. The conversion process (the "Reorganization"), described in detail below, will be effected under the provisions of Section 59.2 of the Illinois Insurance Code ("§59.2"), which permits the formation of mutual insurance holding companies by mutual insurance companies. A copy of §59.2 is attached hereto as Exhibit A.

I. Request

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") advise us that no enforcement action will be recommended by the Staff to the Securities and Exchange Commission (the "Commission") if (i) the Reorganization and operation of the MHC is undertaken; and (ii) the membership interests of the current policyholders in the Company become membership interests of the MHC, and future policyholders of the Company receive membership interests in the MHC automatically in accordance with the Reorganization and the provisions of §59.2

II. Background

The Company is a property and casualty insurance company based in Alton, Illinois. Under its mutual form of organization, the Company is constrained from pursuing acquisitions, diversifying its operations, undertaking corporate realignments and restructurings and raising additional capital. Because it is not authorized to issue capital stock, the Company must rely primarily on internally generated funds (i.e., the accumulation of earnings). The capital raising limitations imposed by the Company's mutual form place it at a competitive disadvantage with its competitors organized as stock companies. This competitive disadvantage has become increasingly significant in recent years with the market's focus on financial strength and flexibility. The Board of Directors of the Company believes that the Reorganization will enhance the Company's structural flexibility to pursue acquisitions and diversify its operations, and provide diversified access to capital if required by future business development.

In the Company's present mutual form, a policyholder of the Company has rights both as an insured and as a member of the Company. As an insured, a policyholder is entitled to insurance coverage to the extent and in the amount specified in the insured's Policy. The membership interests accompanying the insurance coverage consist generally of the rights to vote in the election of directors of the Company and on other matters that properly come before the members and to receive a distribution of the Company's surplus, if any, in the event of a dissolution or liquidation of the Company.

III. Illinois Law

§59.2 permits a domestic mutual insurance company to reorganize into a mutual insurance holding company and stock insurance company, after the occurrence of certain events, by separating the membership interests and contractual rights of the mutual insurance company's policyholders. In a conversion under §59.2, the membership interests of the mutual insurance company's policyholders are transferred to the mutual insurance holding company, while their contractual rights remain at the mutual insurance company, which converts into a stock insurance company and becomes a direct or indirect wholly owned stock subsidiary of the mutual insurance holding company. Holders of insurance policies of the former mutual insurance company, through their status as policyholders, automatically become members of the mutual insurance holding company in accordance with §59.2(2)(a). Membership interests in a mutual insurance holding company are not securities under Illinois law. *See* §59.2(3)(d).

All of the stock insurance company's initial shares of capital stock must be issued to the mutual insurance holding company or to an intermediate stock holding company that is wholly owned by the mutual insurance holding company. The mutual insurance holding company must at all times, directly or indirectly, own a majority of the voting shares of the converted stock insurance company or an intermediate holding company which directly or indirectly owns all of the voting stock of the converted company. *See* §59.2(1)(f)(ii).

Any reorganization undertaken pursuant to §59.2 is subject to the approval of the Director of the Illinois Department of Insurance (the "Director"). Before approving a conversion, the Director must conduct a public hearing at which policyholders and other interested parties may appear and be heard. The Director will approve the conversion upon finding that the provisions of §59.2 have been complied with and that "the plan is fair and equitable as it relates to the interests of the members." [1] §59.2(5)(a)(ii). The Director's approval may be made conditional "whenever he determines that such conditions are reasonably necessary to protect policyholder interests." §59.2(5)(c).

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1 It is our opinion that a finding by the Director that the Plan is "fair and equitable as it relates to the interests of the members" includes the conclusion that the Plan is procedurally and substantively fair to the Company's policyholders.

After its formation, the mutual insurance holding company is subject to the provisions of §59.1, applicable to the demutualization of a domestic mutual insurance company, as if it were a mutual insurance company. *See* §59.2(13). The mutual insurance holding company cannot be dissolved or liquidated without the approval of the Director unless required by judicial order.

A mutual insurance holding company is subject to regulation at a level substantially equivalent to that of a domestic mutual insurance company incorporated in Illinois. §59.2(11)(a) states that

> a mutual holding company shall have the same powers granted to domestic mutual companies and be subject to the same requirements and provisions of Article III [Illinois Insurance Code provisions relating to mutual insurance companies] and any other provisions of this Code applicable to mutual companies that are not inconsistent with the provisions of this section, provided however that a mutual holding company shall not have the authority to transact insurance pursuant to Section 39.1.

A mutual insurance holding company is also subject to the provisions of the Illinois Insurance Code concerning Insurance Holding Company Systems, §131 et seq. (the "Insurance Holding Company Systems Law").

The assets of the mutual insurance holding company are required by §59.2(11)(d) to be held in trust, under such arrangements and on such terms as the Director may approve for the benefit of the policyholders of the converted stock insurance company.

The mutual insurance holding company's ability to engage in non-insurance related activities is regulated substantially to the same extent as the mutual insurance company's. *See* §59.2(11)(a). Under §39(2) of the Illinois Insurance Code, a mutual insurance company may render investment advice, render services relating to the functions involved in the operation of an insurance business and engage in "any other business activity reasonably complementary or supplementary to its insurance business; either to the extent necessarily or properly incidental to the insurance business the company is authorized to do in this State or to the extent approved by the Director and subject to any limitations he may prescribe for the protection of the interests of the policyholders of the company." Under §131.2 of the Code, a domestic company may, among other things (i) invest in common stock, preferred stock, debt obligations and other securities of one or more subsidiaries, subject to certain limitations; (ii) invest in one or more insurance corporation subsidiaries and (iii) with the approval of the Director, invest any greater amount in common stock, preferred stock, debt obligations or securities of one or more subsidiaries.

Under §59.2(11)(c), a mutual insurance holding company may enter into an affiliation agreement or a merger agreement with any mutual insurance company doing business in Illinois or another mutual holding company with the approval of the Director. Under §131.4, any agreement to merge or consolidate with or acquire control of an Illinois insurer requires the approval of the Director.

As a result of the provisions of §59.2(11), which regulate the mutual insurance holding company to the same extent as a mutual insurance company, acquisitions by the mutual insurance holding company or investments in permitted subsidiaries or other investments of a mutual insurance holding company would also be regulated under §§131.2, 131.3, 131.4 and 131.8 of the Illinois Insurance Code to the same extent as a mutual insurance company.

In addition, under §59.2(5)(c), the MHC will be subject to any additional conditions that the Director may require in connection with approval of a plan of conversion.

IV. The Reorganization

In accordance with §59.2, the Company adopted on July 30, 2002 a plan of conversion (the "Plan") pursuant to which it intends to reorganize into a mutual insurance holding company structure by, among other things, (i) forming Affiliated Mutual Holding Company as the mutual insurance holding company (or MHC) and (ii) amending and restating its Articles of Incorporation to authorize the issuance of capital stock. On the effective date of the Reorganization (the "Effective Date"), the membership interests and the contractual rights of the Company's policyholders will be separated. The Plan provides that the membership interests of the policyholders in the Company will automatically become membership interests, by operation of law, in the mutual insurance holding company, while the contractual rights will remain with the Company, reorganized as a stock insurance company (hereinafter referred to as the "Reorganized Stock Company"), and thereafter any person who becomes a policyholder of the Reorganized Stock Company shall simultaneously become a member of the MHC. The membership rights of the holders of membership interests in the MHC, including without limitation voting rights, will be substantially the same as those they had as holders of membership interests in the Company. The Bylaws of the MHC will also provide that, consistent with §59.2, each person who owns a Policy that is issued or assumed by a subsidiary insurer of the MHC and who was a member of a mutual insurance company or mutual holding company that merges or affiliates with the MHC after the Effective Date will automatically become a member of the MHC to the extent provided in the applicable merger or affiliation agreement.[2]

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2 The Bylaws of the MHC will provide that each person who is (i) a member of a mutual insurance company that enters into a merger or affiliation agreement with the MHC pursuant to which such mutual insurance company continues its corporate existence as a direct or indirect stock insurance company subsidiary of the MHC (an "Additional Insurance Company Subsidiary"), (ii) a member of a mutual insurance holding company that merges with and into the MHC (a "Merged Mutual Holding Company'), or (iii) the owner of a policy of insurance issued or assumed by a subsidiary insurer of the MHC or a stock insurance company that issued policies of insurance which result in membership in a Merged Mutual Holding Company, shall be a member of the MHC to the extent provided in the merger or affiliation agreement relating to such merger or affiliation and so long as at least one policy of insurance which results in such membership remains in force. Any merger of either a mutual insurance holding company or the membership interests of the members of an Additional Insurance Company Subsidiary into the MHC must be approved by the Director.

The Company submitted the Plan and related documents to the Director on August 2, 2002. On November 6, 2002, after notice to policyholders, the Director held a public hearing on the Plan. On November 21, 2002, the Director issued an order approving the Plan, subject to various conditions described therein (the "Order"). A copy of the Order is attached hereto as Exhibit B. The conditions contained in the Order approving the Plan are consistent with prior Illinois conversions and include prior approval of acquisitions, prior approval of any amendment to the articles or bylaws, or the capital structure of, any intermediate holding company, prior approval of any public or private sale of securities of the converted company, prior approval of the expansion of the mutual holding company system into new lines of business, certain limitations on dividends and distributions and limitations on the pledge or transfer of stock of the converted company.

The Company does not intend to issue certificates evidencing the membership interests in the MHC nor does Illinois law require such issuance. Rather, a list of members will be kept on the books and records of the MHC.

On the Effective Date of the Reorganization, all of the initial shares of the Reorganized Stock Company will be issued to the mutual holding company. The Reorganized Stock Company will be a wholly owned subsidiary of the MHC. The MHC will at all times, in accordance with the Plan and as required by statute, own a majority of the outstanding voting shares of the Reorganized Stock Company.

Membership interests in the mutual holding company are not transferable or alienable in any manner whatsoever, other than through a transfer of the ownership of the insurance policy itself, and a membership interest in the MHC will automatically terminate and cease upon the lapse or termination of the Policy from which such membership interest in the mutual insurance holding company is derived.

The membership interests in the mutual insurance holding company will consist generally of the rights to vote on the election of directors of the MHC and on other matters that properly come before the members. As currently is the case with respect to voting rights of policyholders of the Company, each member of the MHC will be entitled to only one vote, irrespective of the number of Policies or amount of insurance owned by such member.

Under its Articles of Incorporation, the mutual insurance holding company will not be permitted to pay dividends or make other distributions, except upon its dissolution or liquidation or as directed or approved by the Director. It is expected that the MHC will reinvest earnings in the Reorganized Stock Company or, with the approval of the Director, make payments to the Reorganized Stock Company for the exclusive benefit of the policyholders.

The mutual insurance holding company will, under its proposed Articles of Incorporation, have the power to conduct any lawful business that may be conducted by a mutual insurance holding company under Illinois law and have perpetual existence unless sooner dissolved as provided by law.

V. Summary of the Reorganization

The terms of the Reorganization may be summarized as follows: (1) the Reorganization will be undertaken in accordance with §59.2, which permits the formation of mutual insurance holding companies by mutual insurance companies, (2) the membership rights of members of the MHC will be substantially the same as those they had as members of the Company, (3) on and after the Effective Date, persons who hold or subsequently acquire Policies of the Company will automatically become members of the MHC, (4) the Reorganization is subject to the approval of two-thirds of the votes cast by the eligible members of the Company and the approval by the Director, who must first conduct a public hearing on the Plan to which the eligible members had notice and at which such members were entitled to appear, (5) the Director may approve the Plan only upon finding that the plan is fair and equitable to the Company's policyholder members, which finding we believe includes the conclusion that the Plan is procedurally and substantively fair to the Company's policyholders, (6) the MHC will be subject to regulation by the Director at least equal to that of the Company, and (7) the MHC will not make any distributions to its members except upon dissolution or liquidation or as directed or approved by the Director.

VI. Registration Pursuant to the Securities Act of 1933

Based upon the foregoing facts and the analysis set forth herein, it is our opinion that the membership interests in the MHC received by the Company's policyholders in connection with the Reorganization and created from time to time by virtue of the issuance of a Policy by the Reorganized Stock Company would not constitute the offer or sale of a "security" as that term is defined in the 1933 Act.

Section 2(a)(1) of the 1933 Act, as amended, defines a "security" as including:

> any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, . . . or, in general, any interest or instrument commonly known as a 'security,' or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.

Although the term "membership interests" is not specifically included in the above definition, an unlisted interest, participation, or instrument may still be deemed a "security" if it falls within one of two general categories: an "investment contract" or an "interest or instrument commonly known as a 'security.'"

Insurance policies, including their related membership interests, are generally not considered securities. Section 3(a)(8) of the 1933 Act exempts insurance policies from the registration requirements of the 1933 Act if the policies are "issued . . . subject to the supervision of the insurance commissioner . . . of any state . . . of the United States." This section "makes clear what is already implied in the [1933] Act, namely, that insurance policies are not to be regarded as securities subject to the provisions of the [1933] Act." H.R. Rep. No. 73-85, at 15 (1933).

The fact that two different companies are involved should not alter the analysis. Since no "specific consideration in return for a separable financial interest with the characteristics of a security" is paid for the membership interest (because only the Policy is purchased), this interest does not constitute a security. *International Brotherhood of Teamsters v. Daniel,* 439 U.S. 551, 559 (1979).

A. Membership Interests are not Investment Contracts

The Supreme Court set forth the criteria to determine the existence of an investment contract in *SEC v. W.J. Howey Co.*, 328 U.S. 293 (1946). Continuing the approach articulated earlier in *SEC v. C.M. Joiner Leasing* Corp., 320 U.S. 344 (1943), the Howey test focuses on the economic realities of a transaction. An instrument or interest constitutes an investment contract if it: (1) involves an investment (2) in a common enterprise (3) with an expectation of profits (4) solely from the efforts of others. *See Howey,* 328 U.S. at 299.[3]

1. Investment of Money

The first criterion under the Howey test, investment of money, is not satisfied because the Reorganization does not require Company policyholders (or Reorganized Stock Company policyholders) to pay cash or any other property to acquire their membership interests in the MHC. An investment is characterized by "an exchange for value," most often a monetary contribution. *See Uselton v. Commercial Lovelace Motor Freight, Inc.*, 940 F.2d 564, 574-75 (10th Cir. 1991). The membership interests are not issued upon a simple monetary contribution; instead, membership interests automatically accompany, by operation of law, the ownership of a Policy. The money paid by Company or Reorganized Stock Company policyholders is in the form of premiums with the intent to obtain insurance, and not with any profit-making, profit-sharing or investment intent with respect to membership in the MHC. Indeed, at the time of issuance of the Policies, the membership interests have no value separate and apart from the insurance policies.

Also, the membership interests will not be marketed as investments. The Reorganized Stock Company's selling efforts will focus on insurance coverages. Additionally, current members have been and prospective members must be qualified and accepted as insureds by the Company and the

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3 While the Howey test focused only on investment contracts, the Court subsequently applied the test more broadly. *See Landreth Timber Co. v. Landreth,* 471 U.S. 681, 691 n.5 (1985) (stating that the categories of investment contracts and instruments commonly known as a security are properly analyzed by applying the Howey test); *United Housing Foundation, Inc. v. Forman,* 421 U.S. 837, 852 (1975) (stating that the basic test for distinguishing a transaction involving a security and other commercial dealings is the Howey test).

Reorganized Stock Company, respectively. Such qualification is an independent requirement that must be satisfied on the basis of objective insurance underwriting criteria. Finally, there is no basis for the current or prospective members to regard the membership interests in the Company or in the Reorganized Stock Company as investments because the membership interests are and will be non-transferable.

2. Expectation of Profits

The third criterion of the Howey test, expectation of profits, is not satisfied because membership interests do not provide any distribution of profits. Membership interests only provide voting rights and other rights as may be provided under Illinois law, such as those occurring upon demutualization or dissolution. The Court defines "profits" under the Howey test as "capital appreciation resulting from the development of the initial investment … or participation in earnings resulting from the use of investors' funds." *United Housing Foundation, Inc. v. Forman,* 421 U.S. at 852. On its face, voting rights and the opportunity to receive money only in the event of the company's subsequent demutualization or dissolution do not meet the Forman profit definition.

In cases where investors are "attracted solely by the prospects of a return on their investment," the securities laws are applicable. *Id.* at 858. By contrast, "when a purchaser is motivated by a desire to use or consume the item purchased . . . the securities laws do not apply." *Id.* The economic reality of becoming a mutual holding company member is that policyholders part with their money not for the purpose of reaping profits from the efforts of others, but for the purpose of purchasing insurance, a commodity for personal consumption. As indicated above, the MHC will not be permitted to make any direct payment of dividends, distributions, or any other distributions of income or profits to a member with respect to any mutual insurance holding company membership interest, other than as directed or approved by the Director. Furthermore, there is no potential to realize profit by transferring the membership interest to a third party because the membership rights are not assignable. In sum, the inability to receive dividends or other distributions of profits (except in limited circumstances such as a dissolution) or to sell the membership interest to a third party assures that a policyowner will not be motivated "solely by the prospect of a return" on the membership interests. *Id.* at 852 (citing *Howey,* 328 U.S. at 300).

B. Membership Interests are not securities under *Reves*

In *Reves v. Ernst & Young,* 494 U.S. 56 (1990), the Court discussed four factors which are "the same factors which this Court has held apply in deciding whether a transaction involves a 'security'": (1) the transaction in which the interest was received must be reviewed to determine the motivations which would prompt a reasonable seller and buyer to enter into it, (2) the "plan of distribution" must be examined to determine "whether it is an instrument in which there is 'common trading for speculation or investment,'" (3) the "reasonable expectations of the investing public" with respect to the interest should be examined and (4) the existence of an alternative regulatory scheme which might reduce the risks associated with the interest alleged to constitute a security and "thereby rendering application of the Securities Act unnecessary." *Id.* at 66-67.

As to the first factor, the Court noted that "if the seller's purpose is to raise money for the general use of a business enterprise or to finance substantial investments and the buyer is interested primarily in the profit the note is expected to generate, the instrument is likely to be a 'security.'" *Id.* at 66. This factor suggests that the mutual holding company membership interests would not constitute securities because, as discussed above, a reasonable buyer would not purchase a Policy with an expectation of receiving a profit on account of the related membership interest.

As to the second factor, the membership interests cannot be freely traded or transferred apart from the accompanying Policy, terminate upon non-renewal of the policy and cannot be pledged or encumbered. Consequently, there cannot be common trading of the membership interest for speculation or investment.

As to the third factor, the Court noted that the marketing efforts employed in selling an alleged security are relevant to the expectations of the general public. *Id.* at 69. This third factor suggests that the membership interests would not constitute securities for several reasons. First, as noted earlier, membership interests are an inseparable part of the related insurance policies, which traditionally are not regarded as securities. Also as noted earlier, the membership interests will not be marketed to the general public as interests which would give rise to a profit expectancy (sales efforts will focus on the insurance coverage). Furthermore, no certificates will be issued with respect to the membership interests. Finally, the membership interests are not recognized as securities under Illinois law.

As to the fourth factor, since the mutual insurance holding company is subject to extensive regulation by the Director, this factor also supports the conclusion that the membership interests in the MHC would not constitute securities. The Director will hold a public hearing at which policyholders and other interested parties are permitted to attend and be heard. The Director also must conclude that the interests of the policyholders will be properly protected after the Reorganization and that the terms and conditions of the Plan are fair to the policyholder members. After the Effective Date, the Director would retain jurisdiction over the mutual insurance holding company pursuant to §59.2. Under §59.2(5)(c), the Director is empowered to condition his or her approval of the Plan on retaining broad authority to regulate the acquisition or formation of affiliate entities of the mutual insurance holding company, expansion of the mutual holding company systems and other matters. In addition, the mutual insurance holding company would be regulated under the Insurance Holding Company Systems Law and Article XIII of the Illinois Insurance Code relating to rehabilitation, liquidation, conservation and dissolution of insurance companies to the same extent as an insurance company. Affiliates of the MHC are regulated to the same extent as affiliates of the mutual insurance company pursuant to the Insurance Holding Company Systems Law.

Because the membership interests do not meet the tests articulated by the Court in *Howey* and *Reves*, it is our opinion that the membership interests are not securities under Section 2(a)(1) of the Securities Act. Thus, we believe that under the circumstances described herein, it would be appropriate for the Staff to take a position consistent with that taken in numerous similar no-action letters issued by the Staff.[4]

VII. Registration Pursuant to the Securities Exchange Act of 1934

Section 12(g) of the 1934 Act and Rule 12(g)-l promulgated thereunder provides that certain "issuers" with total assets exceeding $10,000,000 and a class of "equity securities" held of record by 500 or more persons must register such securities under the 1934 Act. However, section 3(a)(8) of the 1934 Act defines "issuer" as "any person who issues or proposes to issue any security" and section 3(a)(11) defines "equity security" as including "stock or similar security" and certain other instruments or rights, each of which must, in itself, be a security.

Thus, to be subject to registration pursuant to section 12(g) of the 1934 Act, a person must issue "securities." The definition of "security" in section 3(a)(10) is in all pertinent respects identical to the definition of that term in section 2(a)(1) of the 1933 Act. *See Landreth Timber Co.,* 471 U.S. at 686 n.1 (1982). Consequently, in accordance with the discussion of the 1933 Act above, we are of the opinion that the mutual holding company membership interests are not securities, and that the mutual holding company therefore will neither be an "issuer" nor have any "class of equity

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4 *See* Maine Mutual Fire Insurance Company (publicly available November 15, 2001); First Nonprofit Mutual Insurance Company (publicly available October 24, 2001); AmerUs Group Co. (publicly available October 18, 2001); Principal Mutual Holding Company (publicly available October 9, 2001); Liberty Mutual Fire Insurance Company (publicly available June 14, 2001); Employers Insurance of Wausau (publicly available June 14, 2001); Liberty Mutual Holding Company (publicly available June 14, 2001); Liberty Mutual Insurance Company (publicly available June 14, 2001); AmerUs Group Co. Indianapolis Life Insurance Company (publicly available January 29, 2001); The Baltimore Life Insurance Company (publicly available December 11, 2000); National Travelers Life Company (publicly available December 29, 1999); Woodmen Accident and Life Company (publicly available December 28, 1999); American Republic Insurance Company (publicly available December 23, 1999); The Security Mutual Life Insurance Company of Lincoln, Nebraska (publicly available November 30, 1999); Trustmark Insurance Company; Mutual Trust Life Insurance Company (publicly available August 4, 1999); Mutual of Omaha Insurance Company (publicly available November 27, 1998); National Life Insurance Company (publicly available September 23, 1998); National Capital Reciprocal Insurance Company (publicly available July 10, 1998); Security Benefit Life Insurance Company (publicly available June 3, 1998); Minnesota Mutual Life Insurance Company (publicly available May 21, 1998); FCCI Mutual Life Insurance Company (publicly available March 30, 1998); Ameritas Life Insurance Company (publicly available December 8, 1997); Acacia Mutual Life Insurance Company (publicly available June 27, 1997); Pacific Mutual Life Insurance Company; General American Life Insurance Company (publicly available February 20, 1997); and American Mutual Life Insurance Company (publicly available June 13, 1996).

securities." Accordingly, it is our view that the mutual insurance holding company will not be subject to the registration requirements of section 12(g) of the 1934 Act.

VIII. Conclusion

In consideration of the foregoing facts and our conclusions with respect to the application of the 1933 Act and the 1934 Act, we request that the Staff advise us whether it would recommend to the Commission that no action be taken if the Reorganization and issuance of membership interests in the MHC as described above is effected without compliance with the registration requirements of the 1933 Act and the 1934 Act.

Because of the importance of the Reorganization to the Company, we would appreciate hearing from the Staff at its earliest convenience. In the event you anticipate formulating a response not consistent with any interpretation or position stated in this request, we would appreciate the opportunity to discuss the matter with the Staff prior to any final decision. If you should have any comments or would like additional information, please contact the undersigned at (312) 443-1773.

Very truly yours,

LORD, BISSELL & BROOK

J. Brett Pritchard

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